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                             June 7, 2023

       Anthony Lombardo
       Chief Financial Officer
       MOUNTAIN TOP PROPERTIES, INC.
       7505 Floyd Ct
       Weatherford, TX 76087

                                                        Re: MOUNTAIN TOP
PROPERTIES, INC.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Filed on February
28, 2023
                                                            File No. 000-56298

       Dear Anthony Lombardo:

              We have reviewed your filing and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2023

       Item 9A. Controls and Procedures, page 16

   1. We note that the 10-K for the year ended December 31, 2022 represents the second annual report filed after
effectiveness. As such, please amend your filing to provide your conclusion on the
effectiveness of your internal controls over financial reporting ("ICFR")
                                                        pursuant to Item
308(a)(3) of Regulation S-K. Note this is in addition to the requirement to provide a conclusion
regarding disclosure controls and procedures required by Item
                                                        307 of Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             You may contact Ameen Hamady at 202-551-3891 or in his absence, Shannon
       Menjivar at 202-551-3856 if you have any questions.
 Anthony Lombardo
MOUNTAIN TOP PROPERTIES, INC.
June 7, 2023
Page 2



FirstName LastNameAnthony Lombardo         Sincerely,
Comapany NameMOUNTAIN TOP PROPERTIES, INC.
                                           Division of Corporation Finance
June 7, 2023 Page 2                        Office of Real Estate & Construction
FirstName LastName